FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of JED:

JED Oil Inc. (JED” or the “Company”)

Box 1420

1601 – 15th Avenue

Didsbury, Alberta  T0M 0W0

ITEM 2   Date of Material Change:

May 4, 2007

ITEM 3   News Release:

A press release was issued on May 7, 2007 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced that it has signed an agreement to terminate contracts to utilize five drilling rigs with a major drilling company.  JED estimated in its 2006 annual financial statements released March 30th that its future payments under the five contracts for 2007 through 2010 would total $17.655 million.  In a related transaction, the drilling company paid JED $2,044,981 in settlement of JED’s outstanding advance of $4,089,962.  (All amounts are in U.S. dollars.)

ITEM 5   Full Description of Material Change:

In July 2005 JED advanced $4,517,000 to the drilling company to be used to construct 5 drilling rigs, which rigs were dedicated to JED’s use.  The advance was to be repaid by offsetting the amount of the advance against the day rates for the drilling rigs.  JED also entered into standard contracts for each of the 5 rigs to utilize each of them for 750 days over 3 years from the dates they were delivered to JED.  Payment of the day rate for the rigs would be owed whether or not the rigs were actually utilized. Through December 31, 2006, 3 of the drilling rigs had been delivered to JED and utilized for fees of $427,037, which were offset as payments against the advance.  Of the outstanding balance of the advance of $4,089,962, JED received 50%, being $2,044,981, and the remaining 50% was deemed paid as an offset to a termination fee to the drilling company.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Thomas J. Jacobsen, Chief Executive Officer of JED, is knowledgeable about the material changes set forth herein and can be reached at (403) 335-2107.

ITEM 9   Date of Report:

Dated at Calgary, Alberta on May 7, 2007.